August 26, 2022

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:    Atlas Energy Solutions Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted July 29, 2022

CIK No. 0001910950

Ladies and Gentlemen:

Set forth below are the responses of Atlas Energy Solutions Inc. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 17, 2022, with respect to Amendment No. 2 to Draft Registration Statement on Form S-1, CIK No. 0001910950, submitted to the Commission on July 29, 2022 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Concurrently with the submission of this letter, we are also confidentially submitting Confidential Draft Submission No. 4 of the Registration Statement via EDGAR. All references to page numbers and captions correspond to the Registration Statement unless otherwise specified.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted July 29, 2022

Summary

Growth and Technology Initiatives

Autonomous Trucking, page 11

1.

We note you disclose that you entered into a definitive agreement with a leading provider of autonomous vehicle technology and a master lease agreement with Stonebriar Commercial Finance for the right, but not the obligation, to require Stonebriar Commercial Finance to fund up to $70.0 million of purchases of transportation and logistics equipment. Please file such agreements as exhibits to your registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE:    The Company acknowledges the Staff’s comment and respectfully submits that the Company does not believe that either agreement is required to be filed as an exhibit to the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K.

Securities and Exchange Commission

August 26, 2022

The Company’s master lease agreement with Stonebriar Commercial Finance (the “Stonebriar Agreement”) was entered into in the ordinary course of the Company’s business. The Company excavates, sells and delivers proppant as its business and routinely enters into contracts to finance the lease or purchase of various types of equipment, including vehicles, used in its day-to-day operations. Item 601(b)(10)(ii) states that, if a contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, such contract will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one of four categories. The Company has evaluated each of these categories and concluded that those set forth in Item 601(b)(10)(ii)(A), (C) and (D) are inapplicable to the Stonebriar Agreement. With respect to Item 601(b)(10)(ii)(B), the Company does not believe that the Stonebriar Agreement is a contract upon which it is “substantially dependent,” because the Company currently contracts with third party vendors for all of the transportation services needed to operate its ongoing logistics business and further believes that in the event of the loss of the financing provided by the Stonebriar Agreement, the Company would be able to promptly re-contract to obtain any necessary financing from lenders of similar quality or, alternatively, supplement such financing with cash on hand.

Similarly, the Company’s agreement with a leading provider of autonomous vehicle technology (the “Autonomous Vehicle Agreement”) is also an agreement made in the ordinary course of the Company’s business. In connection with the operation of the Company’s business of excavating, selling and delivering proppant, it routinely seeks out and enters into agreements with third parties involving the purchase of equipment, software and technology services used in its operations, including those that provide equipment and develop and provide innovative techniques, methods and technologies that may compliment the Company’s ongoing operations. For example, the Company regularly acquires equipment, including vehicles, used in its mining operations. In addition, the Company uses software and the technology services from third parties for the dispatch and coordination of trucks in its current logistics business. Of the categories of ordinary course contracts that are nevertheless required to be filed, the Company has evaluated each such category and concluded that those set forth in Item 601(b)(10)(ii)(A), (C) and (D) are inapplicable to the Autonomous Vehicle Agreement. With respect to Item 601(b)(10)(ii)(B), the Company does not believe that the Autonomous Vehicle Agreement is a contract upon which it is “substantially dependent.” While there is no bright line test under Item 601(b)(10)(ii)(B) to determine whether a company is substantially dependent on a particular contract or agreement, the Company believes that its business is not substantially dependent on the Autonomous Vehicle Agreement because the substantial majority of its total sales are generated by its core business of selling the proppant it produces to its customers. For example, for the six months ended June 30, 2022, the Company generated approximately $191.2 million in total sales, approximately $167.3 million, or approximately 88%, of which was generated through the sale of proppant. Even upon delivery of the additional equipment contemplated by the Autonomous Vehicle Agreement, the Company expects that sales generated through the sale of proppant will continue to make up a substantial portion of its overall total sales. Moreover, even without the Autonomous Vehicle Agreement, the Company could deliver proppant as it currently does, using traditional trucking methods and third-party vendors, to fulfill its obligations to customers and grow the logistics business.

Securities and Exchange Commission

August 26, 2022

For the reasons set forth above, the Company does not believe that its business is substantially dependent on either the Stonebriar Agreement or the Autonomous Vehicle Agreement and since they were entered into in the ordinary course of the Company’s business, it does not believe that such agreements are material contracts required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

*    *     *    *    *

Securities and Exchange Commission

August 26, 2022

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Thomas Zentner of Vinson & Elkins L.L.P. at (512) 542-8449.

Very truly yours,

ATLAS ENERGY SOLUTIONS INC.

By:	/s/ John Turner
Name:	John Turner
Title:	Chief Financial Officer

Enclosures

cc:    Thomas Zentner, Vinson & Elkins L.L.P.